ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Henderson Global Funds		01585113B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 20, 2013	October 31, 2013 to October 31, 2014	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Henderson Unconstrained Bond Fund, a series of
Henderson Global Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

SECRETARY’S CERTIFICATE

I, Christopher K. Yarbrough, Secretary of Henderson Global Funds (the “Trust”), hereby certify that the “non-interested” Trustees and the entire Board of Trustees of the Trust approved the resolution set forth below for the Henderson Unconstrained Bond Fund at a meeting of the Board of Trustees of the Trust duly called and held on December 18, 2013, at which a quorum was present and acting throughout, and:

WHEREAS, it is proposed that the Trust, on behalf of the Funds, obtain coverage against larceny and embezzlement under a bond issued by ICI Mutual Insurance Company similar in terms to the Trust’s existing coverage (the “Bond”) in the amount of $2.5 million;

NOW, THEREFORE BE IT

RESOLVED, that giving due consideration to the value of the aggregate assets of the Trust, the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in each series portfolio, the coverage against larceny and embezzlement provided under the Bond is deemed by this Board to be reasonable as to type and amount, and the form of the Bond is approved and determined to be in the best interest of the Trust and each Fund; and it is

FURTHER RESOLVED, that the Secretary of the Trust, be, and hereby is, designated as the officer who shall make the filing and give the notices required by Paragraph (g) of Rule 17g-1 of the 1940 Act concerning the Bond.

IN WITNESS WHEREOF, I have hereunto set my hand this 2nd day of January 2014.

/s/ Christopher K. Yarbrough
Christopher K. Yarbrough
Secretary